Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

September 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Kathy Churko
Ms. Karen Rossotto

Re:	Nationwide Mutual Funds
File No. 333-219548

Dear Ms. Churko and Ms. Rossotto:

On behalf of Nationwide Mutual Funds (the "Registrant"), below you will find the Registrant's responses to the comments conveyed by you on August 17,  2017 and August 28, 2017, with regard to the Registrant's registration statement on Form N-14 relating to the reorganization involving the Nationwide Government Bond Fund and the Nationwide Inflation-Protected Securities Fund (the "Registration Statement").  The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on July 28, 2017, in accordance with Rule 488 under the Securities Act of 1933, as amended (the "Securities Act").
Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a prospectus/information statement to be filed pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Accounting Comments – August 17, 2017

General Comments

1.
Comment:  The second paragraph on page 1 states that holders of Class A, Class C and Class R shares of the Target Fund will receive the equivalent aggregate net asset value of Class A shares of the Acquiring Fund, and holders of Institutional Service Class shares of the Target Fund will receive the equivalent aggregate net asset value of Institutional Service Class shares of the Acquiring Fund. Please add  additional disclosure explaining the sales charges shareholders should expect to receive following the Transaction.

Response:  The Registrant respectfully submits that the requested disclosure is already provided on page 3: "Class A and Class C shareholders of the Target Fund will not be assessed sales charges, including contingent deferred sales charge, for the exchange of their shares for Class A shares of the Acquiring Fund. Subsequent purchases of Class A shares of the Acquiring Fund will, however, be subject to applicable sales charges."

Introduction: What are the general tax consequences of the Transaction?

2.	Comment: Please confirm that the Acquiring Fund will be in compliance with its investment objectives, restrictions and guidelines immediately following the transaction.

Response: The Registrant confirms that the Acquiring Fund will be in compliance with its investment objectives, restrictions and guidelines immediately following the Transaction.

Introduction: What are the fees and expenses of each Fund and what might they be after the Transaction?

3.	Comment: Under "Fee Tables for the Funds," please add the Acquiring Fund's and Target Fund's names to the columns in the fee tables.

Response: The Registrant has revised the disclosure as requested.

4.	Comment: Consider disclosing that the Acquiring Fund offers Class R6 Shares that are not included in the Transaction.

Response:  The Registrant respectfully declines to add the disclosure requested as the Registrant does not believe such disclosure is necessary for Target Fund shareholders' understanding of the Transaction.

U.S. Securities and Exchange Commission

5.	Comment: On pages 10 and 11, under "Examples," please confirm the Class A pro forma example numbers.

Response: The Registrant has updated and confirms the pro forma example numbers.

Reasons for the Transaction

6.
Comment:  Please explain whether Nationwide Fund Advisors expects that the Acquiring Fund would invest more than 20% of its net assets in fixed-income securities that are not linked to inflation following the Transaction.

Response:  Consistent with the Acquiring Fund's investment strategies and policies, the Acquiring Fund will not invest more than 20% of its net assets in fixed-income securities that are not linked to inflation following the Transaction.

Information about the Transaction and the Plan: Who will pay the expenses of the Transaction?

7.	Comment: Please provide an estimate of the transaction costs of selling approximately 60% of the Target Fund's portfolio following the Transaction.

Response:  The Registrant now anticipates selling only 43% of the Target Fund's portfolio following the Transaction, and not the originally anticipated 60%.  The Registrant has added the following disclosure:

Subsequent to the Transaction, it is expected that the portfolio managers of the Acquiring Fund will sell approximately 43% of the Target Fund's portfolio securities, consisting mostly of U.S. Government Securities, which will result in additional transaction costs that will be borne by all shareholders of the Acquiring Fund of approximately $7,000 to $15,000.

Statement of Additional Information

Pro Forma Financial Information

8.	Comment: In the table under "Pro Forma Adjustments" on page 5, please provide a footnote explaining the fee reduction for Class C Shares.

Response: A footnote has been added as requested.

9.	Comment: With respect to the table under "Pro Forma Adjustments" on page 5, provide an explanation in the response letter as to why there is no fee reduction for Class R Shares.

U.S. Securities and Exchange Commission

Response: There will be expense adjustments for Class R shares of the Acquiring Fund. Please note that the pro forma expense adjustment for Class C shares has also been adjusted.

10.	Comment: Under "Accounting Policy," disclose whether there will be any changes to the Acquiring Fund's existing contracts following the Transaction.

Response: The Registrant has added the following disclosure: "In addition, the Transaction will not require any changes to the Acquiring Fund's existing contracts."

11.	Comment: On page 5 under "Transaction Costs," please provide a general description of the type and amount of securities to be sold.

Response: The Registrant has updated the disclosure as requested.

12.
Comment:  On page 5 under "Transaction Costs," the disclosure should be revised to include an estimate of transaction costs involved in the sale of approximately 60% of the Target Fund's portfolio securities, based on a specific day.

Response: Please see the Registrant's response to comment 7 above.

Legal Comments – August 28, 2017

Proxy statement/prospectus

Letter to Shareholders

13.
Comment:  The first sentence in the third paragraph of the Letter to the Shareholders states, "The investment policies of the Nationwide Inflation-Protected Securities Fund differ in certain significant respects from those of the Nationwide Government Bond Fund." Please consider revising the disclosure to be consistent with the disclosure in the Summary.

Response:  The Registrant has revised the disclosure to state, "The investment goals, strategies and risks of the Nationwide Inflation-Protected Securities Fund differ in certain significant respects from those of the Nationwide Government Bond Fund."

Summary

14.	Comment: The Summary indicates that the Board of Trustees approved the Plan and the Transaction. Please indicate supplementally whether the Board approval was unanimous.

U.S. Securities and Exchange Commission

Response:  The Registrant respectfully notes that Rule 17a-8 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires only that the Board of Trustees of each merging company, including a majority of the independent trustees, determine that participation in the merger is in the best interests of each merging company, and that the interests of each merging company's shareholders will not be diluted as a result of the merger. The Registrant confirms that a majority of the independent trustees of each merging company approved the Plan and the Transaction in accordance with the requirements of Rule 17a-8, but respectfully declines to indicate whether the Board's approval was unanimous.

15.
Comment:  The first line of the third paragraph of the Summary states, "The investment goals and strategies of the Funds differ in some respects."  Please consider disclosing that the risks of the Funds differ as well.

Response: The Registrant has revised the relevant disclosure to state, "The investment goals, strategies and risks of the Funds differ in certain significant respects."

16.	Comment: Please disclose the impact on shareholder fees and differences in performance in the Summary.

Response: The Registrant respectfully declines to disclose the impact on shareholder fees and differences in performance in the Summary as the Summary is only intended to provide a brief overview of the information contained in the Registration Statement and the addition of the requested information in the Summary would be duplicative of existing disclosure.

17.	Comment: Please provide an explanation supplementally as to why the Registrant believes that this Transaction is not subject to a shareholder vote.

Response: The Transaction is not subject to a shareholder vote of the shareholders of the Target Fund because the Transaction satisfies each of the provisions of Rule 17a-8(a)(3) under the Investment Company Act of 1940, as amended (the "1940 Act"), for effectuating a reorganization transaction between affiliated investment companies without the need for a shareholder vote.  Specifically, we note that: (i) the fundamental investment policies of the Acquiring Fund and the Target Fund are identical; (ii) the advisory contracts between the Target Fund and the Adviser and between the Acquiring Fund and the Adviser are not materially different except for the identity of the Funds as parties to the contracts; (iii) the Target Fund and the Acquiring Fund have the same Board of Trustees; and (iv) the Rule 12b-1 fees paid by each of the Acquiring Fund and Target Fund are the same as or lower than those that will be paid by the Acquiring Fund after the Transaction.  In addition, the Trust's Second Amended and Restated Agreement and Declaration of Trust specifically permits a reorganization of a series of the

U.S. Securities and Exchange Commission

Trust without a shareholder vote provided applicable notice to shareholders of the acquired series is provided, and the requisite notice will be provided to shareholders of the Target Fund in this case. Each of the Target Fund and the Acquiring Fund have received a Manager of Managers order which allows the Adviser to enter into and materially amend subadvisory agreements without shareholder approval.  As such, a shareholder vote is not required to approve a change of subadviser.

Introduction

18.	Comment: Consider comparing the Funds' strategies and risks in chart form to highlight any differences.

Response:  The Registrant respectfully declines to revise the comparisons of the Funds' strategies and risks into a chart format as the Registrant believes the differences between the Funds are adequately highlighted in the current narrative disclosure.

Introduction: The Transaction

19.
Comment:  Please consider clarifying the second paragraph.  Specifically, the language "(iii) the pro rata distribution of such shares of the Acquiring Fund to shareholders of the Target Fund holding the corresponding class of shares of the Target Fund" may be confusing to shareholders.

Response: The Registrant respectfully submits that the current disclosure, together with disclosure on page 1 that specifies the share classes involved in the Transaction, sufficiently clarifies the meaning of "the corresponding class of shares."

Introduction: How do the investment objectives, principal strategies and polices of the Target Fund compare against the Acquiring Fund?

20.
Comment: Consider revising the disclosure that states, "While both the Target Fund and the Acquiring Fund currently invest a substantial portion of their assets in U.S. Government Securities, the investment goals and strategies of the Funds differ in certain significant respects," to match the corresponding disclosure in the Summary.

Response: The Registrant has made the requested revision.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire